Exhibit 99.2

320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.comSecurity Class Holder Account NumberForm of Proxy – Annual Meeting of Shareholders of Cenovus Energy Inc. to be held on May 6, 2026FoldThis form of proxy is solicited by and on behalf of Management of Cenovus Energy Inc. Notes to form of proxy: 1. Every shareholder has the right to appoint a person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). In addition, YOU MUST go to http://www.computershare.com/CenovusEnergy by 11:00 a.m. Calgary time on May 4, 2026 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Username via email. This Username will allow your proxyholder to log in to and vote at the Annual Meeting. Without a Username your proxyholder will only be able to log in to the Annual Meeting as a guest and will not be able to vote. 2. This form of proxy should be read in conjunction with the accompanying documentation provided by Management. 3. Mark an “X” in each box to direct your vote. The securities represented by this proxy will be voted as directed by the shareholder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 4. Date and sign where indicated. 5. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder. 6. This form of proxy should be signed in the exact manner as the name of the shareholder appears above. 7. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Fold Proxies must be received by 11:00 a.m. Calgary time on May 4, 2026VOTE USING THE INTERNET, TELEPHONE OR FAX 24 HOURS A DAY 7 DAYS A WEEK To Vote Using the Internet To Vote Using the Telephone To Vote by Fax To Virtually Attend the Meeting • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free• Complete, sign and date the reverse hereof. • Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call. • Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. If you vote by Internet, by telephone or by fax, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by Internet, by mail or by fax are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the alternate voting methods outlined above to vote this proxy. To vote by Internet or by telephone, you will need to provide your CONTROL NUMBER listed below. . • Complete, sign and date the reverse hereof. • Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call. • Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. CONTROL NUMBER 0256JA

Appointment of Proxyholder

I/We, being registered holder(s) of common shares of Cenovus Energy Inc. ("Cenovus" or the "Corporation") hereby appoint: Alexander J. Pourbaix, Chair of the Board, or failing him, Jonathan M. McKenzie, President & Chief Executive Officer

OR

Enter the name of the person or company you are appointing if this person or company is someone other than Alexander J. Pourbaix or Jonathan M. McKenzie,

Note: If you elect to appoint a proxyholder other than the Management nominees using the box above, you need to return your proxy by mail OR vote online, then YOU MUST ALSO visit http://www.computershare.com/CenovusEnergy by 11:00 a.m. Calgary time on May 4, 2026 to register your appointee's name and email address. Computershare will provide your appointee with a Username via the email registered. This Username will allow your appointee to log in to and vote at the Annual meeting, without a Username your appointee will only be able to log in to the Annual Meeting as a guest and will note be able to vote.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the annual meeting of shareholders ("Meeting") of Cenovus to be held on Wednesday, May 6, 2026, in a virtual only format via live audio webcast online at https://meetings.lumiconnect.com/400-630-265-895 at 11:00 a.m. Calgary time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

Fold

1. Appointment of Auditor

Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Corporation.

	For	Withhold
Appointment of Auditor	☐	☐

2. Election of Directors

	For	Against		For	Against		For	Against
01. Stephen E. Bradley	☐	☐	02. Keith M. Casey	☐	☐	03. Michael J. Crothers	☐	☐
04. James D. Girgulis	☐	☐	05. Jane E. Kinney	☐	☐	06. Eva L. Kwok	☐	☐
07. Melanie A. Little	☐	☐	08. Richard J. Marcogliese	☐	☐	09. Chana L. Martineau	☐	☐
10. Jonathan M. McKenzie	☐	☐	11. Claude Mongeau	☐	☐	12. Alexander J. Pourbaix	☐	☐
13. Frank J. Sixt	☐	☐	14. Rhonda I. Zygocki	☐	☐			

3. Shareholder Advisory Vote on Executive Compensation

Accept the Corporation's approach to executive compensation.

	For	Against
Shareholder Advisory Vote on Executive Compensation	☐	☐

Fold

My/our proxyholder has discretionary authority on amendments or variations to the matters set out above and other matters which may properly come before the Meeting and I/we ratify all actions my/our proxyholder takes under this proxy at the Meeting and at any adjournment or postponement thereof. At the date of the Notice of Meeting, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this proxy will be voted as recommended by Management.**

If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Date

DD / MM / YY

Signing Capacity

Annual Report – Shareholders will receive our annual financial statements and accompanying management's discussion and analysis (included in the Annual Report), or a notice advising how to access the Annual Report, by mail. Please mark this box if you DO NOT want to receive the Annual Report by mail. ☐

Interim Financial Reports – Shareholders will not receive our interim financial statements and accompanying management's discussion and analysis by mail unless specifically requested. Please mark this box if you DO want to receive these documents by mail. ☐

If you are not mailing back your proxy, you may register online your preference to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Alternatively, you may access all financial reports online at cenovus.com

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